S: 11016964 MISSION

| OMB APPROVAL | |
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| Expires: | February 28, 2010 |
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SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-53361 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, NY (City) (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman E. Ross (212) 582-2524
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Feiman
(Name – *if individual, state last, first, middle name*)

295 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

pls 3/2

mm

## OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MICHELE GAPINSKI
Notary Public, State of New York
No. 02GA4984235
Qualified in Suffolk County
Commission Expires July 15, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SEC Mail Processing Section

FEB 25 2011

Washington, DC
110

FORM X-17A-5

# FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]    2) Rule 17a-5(b) [ ] [17]    3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]    5) Other [ ] [26]

NAME OF BROKER-DEALER: ROSS SECURITIES CORPORATION [13]

SEC. FILE NO.: 8-53361 [14]

FIRM ID NO.: 113796 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS - 20TH FLOOR [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 10/01/10 [24]

AND ENDING (MM/DD/YY): 12/31/10 [25]

NEW YORK [21] (City)    NY [22] (State)    10020 [23] (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT    (Area code) - Telephone No.

CARL JOHANSSON [30]    (212) 408-0572 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT    OFFICIAL USE

| | | | |
|---|---|---|---|
| | [32] | | [33] |
| | [34] | | [35] |
| | [36] | | [37] |
| | [38] | | [39] |

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?    YES [ ] [40]    NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [ ] [42]

## EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ______

Manual Signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a) )

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
ROSS SECURITIES CORPORATION | N | 3 | [100]

## STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/10 [99]
SEC FILE NO. 8-53361 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

### ASSETS

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1. Cash | $ 28,040 [200] | | $ 28,040 [750] |
| 2. Receivables from brokers or dealers: | | | |
| A. Clearance account | [295] | | |
| B. Other | [300] | $ [550] | [810] |
| 3. Receivables from non-customers | [355] | 750 [600] | 750 [830] |
| 4. Securities and spot commodities owned, at market value: | | | |
| A. Exempted securities | [418] | | |
| B. Debt securities | [419] | | |
| C. Options | [420] | | |
| D. Other securities | [424] | | |
| E. Spot commodities | [430] | | [850] |
| 5. Securities and/or other investments not readily marketable: | | | |
| A. At cost $ [130] | | | |
| B. At estimated fair value | [440] | [610] | [860] |
| 6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value: | [460] | [630] | [880] |
| A. Exempted securities $ [150] | | | |
| B. Other securities $ [160] | | | |
| 7. Secured demand notes: | [470] | [640] | [890] |
| Market value of collateral: | | | |
| A. Exempted securities $ [170] | | | |
| B. Other securities $ [180] | | | |
| 8. Memberships in exchanges: | | | |
| A. Owned, at market $ [190] | | | |
| B. Owned, at cost | | [650] | |
| C. Contributed for use of the company, at market value | | [660] | [900] |
| 9. Investment in and receivables from affiliates, subsidiaries and associated partnerships | [480] | [670] | [910] |
| 10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization. | [490] | [680] | [920] |
| 11. Other assets | [535] | [735] | [930] |
| 12. Total Assets | $ 28,040 [540] | $ 750 [740] | $ 28,790 [940] |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ROSS SECURITIES CORPORATION as of 12/31/10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

## LIABILITIES AND OWNERSHIP EQUITY

| Liabilities | | A.I. Liabilities | | Non-A.I. Liabilities | | Total | |
|---|---|---|---|---|---|---|---|
| 13. Bank loans payable | | $ | 1045 | $ | 1255 | $ | 1470 |
| 14. Payable to brokers or dealers: | | | | | | | |
| A. Clearance account | | | 1114 | | 1315 | | 1560 |
| B. Other | | | 1115 | | 1305 | | 1540 |
| 15. Payable to non-customers | | 863 | 1155 | | 1355 | 863 | 1610 |
| 16. Securities sold not yet purchased, at market value | | | | | 1360 | | 1620 |
| 17. Accounts payable, accrued liabilities, expenses and other | | | 1205 | | 1385 | | 1685 |
| 18. Notes and mortgages payable: | | | | | | | |
| A. Unsecured | | | 1210 | | | | 1690 |
| B. Secured | | | 1211 | | 1390 | | 1700 |
| 19. Liabilities subordinated to claims of general creditors: | | | | | | | |
| A. Cash borrowings: | | | | | 1400 | | 1710 |
| 1. from outsiders | $ 970 | | | | | | |
| 2. Includes equity subordination (15c3-1(d)) of ...... | $ 980 | | | | | | |
| B. Securities borrowings, at market value from outsiders | $ 990 | | | | 1410 | | 1720 |
| C. Pursuant to secured demand note collateral agreements | | | | | 1420 | | 1730 |
| 1. from outsiders | $ 1000 | | | | | | |
| 2. includes equity subordination (15c3-1(d)) of ...... | $ 1010 | | | | | | |
| D. Exchange memberships contributed for use of company, at market value | | | | | 1430 | | 1740 |
| E. Accounts and other borrowings not qualified for net capital purposes | | | 1220 | | 1440 | | 1750 |
| 20. TOTAL LIABILITIES | | $ 863 | 1230 | $ | 1450 | $ 863 | 1760 |

## Ownership Equity

| | | | | |
|---|---|---|---|---|
| 21. Sole proprietorship | | | $ | 1770 |
| 22. Partnership (limited partners) | $ | 1020 | | 1780 |
| 23. Corporation: | | | | |
| A. Preferred stock | | | | 1791 |
| B. Common stock | | | | 1792 |
| C. Additional paid-in capital | | | 672 | 1793 |
| D. Retained earnings | | | 27,255 | 1794 |
| E. Total | | | 27,927 | 1795 |
| F. Less capital stock in treasury | | | ( ) | 1796 |
| 24. TOTAL OWNERSHIP EQUITY | | | $ 27,927 | 1800 |
| 25. TOTAL LIABILITIES AND OWNERSHIP EQUITY | | | $ 28,790 | 1810 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
ROSS SECURITIES CORPORATION as of 12/31/10

## COMPUTATION OF NET CAPITAL

| | | | | | |
|---|---|---|---|---|---|
| 1. Total ownership equity from Statement of Financial Condition | | | $ | 27,927 | 3480 |
| 2. Deduct ownership equity not allowable for Net Capital | | | ( | ) | 3490 |
| 3. Total ownership equity qualified for Net Capital | | | | 27,927 | 3500 |
| 4. Add: | | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ | 27,927 | 3530 |
| 6. Deductions and/or charges: | | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 750 | 3540 | | | |
| B. Secured demand note deficiency | | 3590 | | | |
| C. Commodity futures contracts and spot commodities-proprietary capital charges | | 3600 | | | |
| D. Other deductions and/or charges | | 3610 | ( | 750) | 3620 |
| 7. Other additions and/or allowable credits (List) | | | | | 3630 |
| 8. Net Capital before haircuts on securities positions | | | $ | 27,177 | 3640 |
| 9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) : | | | | | |
| A. Contractual securities commitments | $ | 3660 | | | |
| B. Subordinated securities borrowings | | 3670 | | | |
| C. Trading and investment securities: | | | | | |
| 1. Exempted securities | | 3735 | | | |
| 2. Debt securities | | 3733 | | | |
| 3. Options | | 3730 | | | |
| 4. Other securities | | 3734 | | | |
| D. Undue concentration | | 3650 | | | |
| E. Other (List) | | 3736 | ( | ) | 3740 |
| 10. Net Capital | | | $ | 27,177 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER

ROSS SECURITIES CORPORATION as of 12/31/10

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 58 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 22,177 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 21,177 | 3780 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | |
|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | $ | 863 | 3790 |
| 17. Add: | | | | | |
| A. Drafts for immediate credit | $ | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | $ | 863 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | % | 3.18 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | | | % | 0.00 | 3860 |

## COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ROSS SECURITIES CORPORATION

For the period (MMDDYY) from 10/01/10 [3932] to 12/31/10 [3933]
Number of months included in this statement 3 [3931]

## REVENUE

## STATEMENT OF INCOME (LOSS)

| | | |
|---|---|---|
| 1. Commissions: | | |
| a. Commissions on transactions in exchange listed equity securities executed on an exchange | $ | 3935 |
| b. Commissions on listed option transactions | | 3938 |
| c. All other securities commissions | | 3939 |
| d. Total securities commissions | | 3940 |
| 2. Gains or losses on firm securities trading accounts | | |
| a. From market making in options on a national securities exchange | | 3945 |
| b. From all other trading | | 3949 |
| c. Total gain (loss) | | 3950 |
| 3. Gains or losses on firm securities investment accounts | | 3952 |
| 4. Profits (losses) from underwriting and selling groups | | 3955 |
| 5. Revenue from sale of investment company shares | | 3970 |
| 6. Commodities revenue | | 3990 |
| 7. Fees for account supervision, investment advisory and administrative services | | 3975 |
| 8. Other revenue | 12,024 | 3995 |
| 9. Total revenue | $ 12,024 | 4030 |

## EXPENSES

| | | | | |
|---|---|---|---|---|
| 10. Salaries and other employment costs for general partners and voting stockholder officers | | | 7,000 | 4120 |
| 11. Other employee compensation and benefits | | | | 4115 |
| 12. Commissions paid to other brokers-dealers | | | | 4140 |
| 13. Interest expense | | | | 4075 |
| a. Includes interest on accounts subject to subordination agreements | | 4070 | | |
| 14. Regulatory fees and expenses | | | 3,890 | 4195 |
| 15. Other expenses | | | 462 | 4100 |
| 16. Total expenses | | | $ 11,352 | 4200 |

## NET INCOME

| | | | | |
|---|---|---|---|---|
| 17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16) | | | $ 672 | 4210 |
| 18. Provision for Federal income taxes (for parent only) | | | | 4220 |
| 19. Equity in earnings (losses) of unconsolidated subsidiaries not included above | | | | 4222 |
| a. After Federal income taxes of | | 4238 | | |
| 20. Extraordinary gains (losses) | | | | 4224 |
| a. After Federal income taxes of | | 4239 | | |
| 21. Cumulative effect of changes in accounting principles | | | | 4225 |
| 22. Net income (loss) after Federal income taxes and extraordinary items | | | $ 672 | 4230 |

## MONTHLY INCOME

| | | |
|---|---|---|
| 23. Income (current month only) before provision for Federal Income taxes and extraordinary items | 265 | 4211 |

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
ROSS SECURITIES CORPORATION

For the period (MMDDYY) from 10/01/10 to 12/31/10

## STATEMENT OF CHANGES IN OWNERSHIP EQUITY
## (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

| | | | | |
|---|---|---|---|---|
| 1. Balance, beginning of period | | | $ 27,255 | 4240 |
| A. Net income (loss) | | | 672 | 4250 |
| B. Additions (includes non-conforming capital of | $ | 4262 ) | | 4260 |
| C. Deductions (includes non-conforming capital of | $ | 4272 ) | | 4270 |
| 2. Balance, end of period (from item 1800) | | | $ 27,927 | 4290 |

## STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
## TO CLAIMS OF GENERAL CREDITORS

| | | |
|---|---|---|
| 3. Balance, beginning of period | $ | 4300 |
| A. Increases | | 4310 |
| B. Decreases | | 4320 |
| 4. Balance, end of period (from item 3520) | $ | 4330 |

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

ROSS SECURITIES CORPORATION as of 12/31/10

## Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .................................. $ X [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained ............................ [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon
[4335] [4570]

D. (k) (3) - Exempted by order of the Commission ........................................................ [4580]

## Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

| Type of Proposed Withdrawal or Accrual (See below for code to enter) | Name of Lender or Contributor | Insider or Outsider ? (In or Out) | Amount to be with-drawn (cash amount and/or Net Capital Value of Securities) | (MMDDYY) Withdrawal or Maturity Date | Expect to Renew (Yes or No) |
|---|---|---|---|---|---|
| [4600] | [4601] | [4602] | [4603] | [4604] | [4605] |
| [4610] | [4611] | [4612] | [4613] | [4614] | [4615] |
| [4620] | [4621] | [4622] | [4623] | [4624] | [4625] |
| [4630] | [4631] | [4632] | [4633] | [4634] | [4635] |
| [4640] | [4641] | [4642] | [4643] | [4644] | [4645] |
| [4650] | [4651] | [4652] | [4653] | [4654] | [4655] |
| [4660] | [4661] | [4662] | [4663] | [4664] | [4665] |
| [4670] | [4671] | [4672] | [4673] | [4674] | [4675] |
| [4680] | [4681] | [4682] | [4683] | [4684] | [4685] |
| [4690] | [4691] | [4692] | [4693] | [4694] | [4695] |
| | | TOTAL | $ [4699] | | |

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

| WITHDRAWAL CODE: | DESCRIPTION |
|---|---|
| 1. | Equity Capital |
| 2. | Subordinated Liabilities |
| 3. | Accruals |
| 4. | 15c3-1(c) (2) (iv) Liabilities |

# ROSS SECURITIES CORPORATION

## FINANCIAL STATEMENT

## DECEMBER 31, 2010

RICHARD FEIMAN
CERTIFIED PUBLIC ACCOUNTANT
295 MADISON AVENUE
NEW YORK, NY 10017

# INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

I have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2010 and the related statement of income and changes in stockholders' equity for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles. I find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but its supplementary information required by Rule 17-a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 21, 2011

Richard Feiman

ROSS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2010

## Assets

| | | |
|---|---|---|
| **Current Assets** | | |
| Cash in First Republic Bank | | $ 28,040.00 |
| Commission & Fees Receivable | | 750.00 |
| Total Current Assets | | 28,790.00 |
| **Fixed Assets** | | |
| Comupter Equipment | $ 1,517.00 | |
| Less: Accumulated Depreciation | 1,517.00 | 0.00 |
| Total Assets | | $ 28,790.00 |

## Liabilities and Equity

| | | |
|---|---|---|
| **Current Liabilities** | | |
| Accounts Payable | | $ 864.00 |
| **Shareholders Equity** | | |
| Capital Stock | $ 15,700.00 | |
| Retained Earnings | 9,818.00 | |
| Total | 25,518.00 | |
| Add: Net Profit for the Twelve Months | 2,408.00 | |
| Total Equity 12/31/10 | | 27,926.00 |
| Total Liabilties & Equity | | 28,790.00 |

# ROSS SECURITIES CORPORATION
## STATEMENT OF INCOME
## FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010

| | | |
|---|---|---|
| **Income** | | |
| Commissions & Fees | $ 96,062.00 | |
| Total Income | | $ 96,062.00 |
| **Expenses** | | |
| Overhead - Salaries & Taxes | $ 75,500.00 | |
| Dues, Licenses, Fees & Bond | 5,355.00 | |
| Administrative Expenses and Rent | 12,000.00 | |
| Federal, State & Local Taxes | 799.00 | |
| Total Expenses | | 93,654.00 |
| Net Profit for the Twelve Months | | $ 2,408.00 |

ROSS SECURITIES CORPORATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2010
FIRM ID: 113796
SEE FILE #8-53361

| | |
|---|---|
| Total Ownership Equity - 1/1/10 | $ 25,518.00 |
| Add: Net Profit for the Year | |
| Less: Distribution to Shareholder | 2,408.00 |
| Total Ownership Equity - 12/31/10 | 27,926.00 |
| Deduct o/e allowable for net capital | 0.00 |
| Total o/e qualified for net capital | 27,926.00 |
| Add: | |
| Allowable subordinated liabilities | |
| Other deductions or credits | |
| Descriptions Amount | 0.00 |
| Total capital & allowable subloans | 27,926.00 |
| Deductions and/or charges | |
| Total non-allowable assets | |
| Secured demand note deficiency | |
| Cap charges for spot 7 commodity futures | |
| Other deductions and/or charges | 0.00 |
| Other additional and/or allowable credits | |
| Description Amount | 0.00 |
| Net capital before haircuts | 27,926.00 |
| Haircuts on securities | 0.00 |
| Net Capital | $ 27,926.00 |

Note: The Net Capital for the year 2010was increased by $2408.00. No additional adjustments to Net Capital have occurred during the year.

ROSS SECURITIES CORPORATION
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
FIRM ID: 113796

| | |
|---|---|
| Minimum Net Capital Required: (based on Aggregate Indebtedness) | 0.00 |
| Minimum Dollar Requirement | $ 5,000.00 |
| Net Capital Requirement | 5,000.00 |
| Excess Net Capital | 22,926.00 |
| Excess Net Capital @100% (Net Capital - 10% Aggregate Indebtedness = 22,926.) | 22,926.00 |

Note: The basic Minimum Dollar requirement of $5,000 has been increased by accumulated profits less distribution to shareholders resulting in a total excess Net Capital of $22,926.

ROSS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

The Corporation complies with the rules and regulations of FINRA.

Cash in First Republic Bank was verified with the statements submitted by the depository as of December 31, 2010 The cash balance is verified on a monthly basis with the depository's statement and any unusual or significant transactions are further investigated by our firm.

Commissions are reported when earned. All variable life and mutual fund commissions earned as at December 31, 2010 were deposited in First Republic Bank or set up as receivables. A current schedule of commission's receivable is maintained by the company management.

The Receivable due from Life commissions in the sum of $750.00 is calculated as follows:

$750.00 from Met Life /Great West is a rolling commission receivable and is earned in the month prior to collection.

As of December 31,2010, the Fixed Assets consist only of computer equipment and these have been fully depreciated.

There were no subordinated Claims of Creditors at the beginning or the end of the period, nor any liabilities unpaid.

No provision for Corporation Income Taxes for the year 2010 has been set up.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $157.00 per share. The stock is privately owned and is not issued to the general public.

The Brokers required Net Capital as of December 31, 2010 is $5,000 and the actual Net Capital as of December 31, 2010 is $27,926.00 resulting in an excess Net Capital of $22,926.00. No material differences or inadequacies exist between the Focus Report Part II A quarterly 17a-5(a) and the audited Net Capital of the Corporation, except for the provision for corporate income taxes noted above.

During the year 2010, no distributions to the shareholders were made. The chief financial officer has periodic meetings with the executive officers and shareholders to discuss current trends and business volumes and to prevent the excessive lowering of the Net Capital to a level close to the minimum requirement.

The Corporation did not have any purchase or sale of public offerings during the year 2010 nor any trading of any securities.

The Corporation, other than items reported, has no other assets or securities relating to Possession or Control requirements under Rule 15c3-3 of The Securities and Exchange Commission.